EXHIBIT 23.1





                         Consent of Independent Auditors


We consent to the references to our firm under the captions "Selected Historical and Pro Forma Financial Information" and "Experts" and to the use of our reports dated March 8, 1996 with respect to the consolidated financial statements of Silgan Holdings Inc. included in the Registration Statement (Amendment No. 2 to Form S-4, No. 333-9979) and related Prospectus of Silgan Holdings Inc. for the registration of 90,000 shares of its exchangeable preferred stock and $90,000,000 of subordinated debentures due 2006, and to the incorporation by reference therein of our reports dated March 8, 1996 with respect to the consolidated financial statements and schedules of Silgan Holdings Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 1995, filed with the Securities and Exchange Commission.



                                       /s/ ERNST & YOUNG LLP



Stamford, Connecticut
October 28, 1996